Chicago

The HIT is helping Chicago meet housing and community development needs with investments in 51 projects including one through its subsidiary Building America CDE.

News

HIT Celebrates Grand Re-Opening of Senior Housing At Chicago's Kenmore Plaza Apartments

HIT Invests $60.4 Million in West Town Housing Preservation in Chicago

HIT Invests $16.3 Million to Renovate Paul G. Stewart Phase III in Chicago, Modernizing 180 Multifamily Rental Units

Projects Photo Gallery

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.